Exhibit (g)(8)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.gov.
* * * * *
Call Script for Shareholders
April 18, 2007
1.	Good [morning/afternoon] [Mr/Ms] [ ]. I am [ ] from [Goldman Sachs/MacKenzie Partners/Ernst & Young] calling on behalf of Singapore Technologies Semiconductors (STS), a wholly-owned subsidiary of Temasek

2.	I am calling you regarding an Offer by STS for STATS ChipPAC Ltd.’s shares and ADSs. We are contacting you because our records indicate that you own shares/ ADSs of STATS ChipPAC

3.	Are you aware of the Offer?
a.	If answer is yes, please go to point 4 and then straight to point 8

b.	If answer is no, please go to point 4
4.	Have you received the materials regarding this Offer? If not:
a.	[held through a bank or broker in the US] We can send you a copy of the Offer document but in order to participate you will need to contact your bank or broker

b.	[held in registered form in the US] Let me confirm your address and we will mail you the materials today

c.	[held through CDP or M&C] Let me confirm your address and we will mail you the materials today

d.	[held through CPF] We can send you a copy of the Offer document but in order to participate you will need to contact your CPF Agent Bank
5.	I would like to brief you about the Offer first and then answer any questions that you may have

6.	The Offer commenced on 16 March 2007, and will remain open until at least 30 April 2007

7.	This is an ALL CASH Offer and you will receive the following consideration in cash if you tender the shares you hold in the Offer (all amounts mentioned below are in Singapore dollars):
a.	you will receive S$1.75 per share or S$17.50[1] per ADS; or

b.	you will receive S$1.88 per share or S$18.80[2] per ADS if STS receives acceptances which results in STS owning at least 90% of the outstanding shares (excluding shares owned by STS and its related corporations at the start of the Offer)

c.	If the Offer reaches the 90% Threshold, all shareholders who accept the Offer, regardless of when they accept, will receive the Higher Offer Price of $1.88 per Ordinary Share
8.	The Offer has been declared unconditional in all respects on 13 April 2007 as STS has received acceptances, which together with all other shares it and its concert parties own, acquire or have agreed to acquire, represent more than 50% of the maximum potential issued share capital of STATS ChipPAC as at 13 April 2007.

9.	As at 5:30pm, [Date] 2007, STS had received acceptances, which together with all other shares it owns, acquires or agrees to acquire, represented [ ]% of the issued share capital of the Company and [ ]% of the maximum potential issued share capital of the Company.

[1]	For illustrative purposes only, based on SGD/USD exchange rate of S$1.5265:US$1, this is equivalent to US$11.46 per ADS

[2]	For illustrative purposes only, based on SGD/USD exchange rate of S$1.5265:US$1, this is equivalent to US$12.32 per ADS

10.	If you tender your shares anytime between now and 30 April, you will receive the cash consideration within 14 days from the date you have tendered your shares. STS will use its best endeavors to pay you within 7 US business days.

11.	Please refer to Section 3 at pages 29 to 32 of the Offer to Purchase for further details about other reasons that STS and Temasek believe that the Offer is fair.

12.	You should also refer to the circular released by STATS on March 30, 2007 which contains the views of the Independent Committee consisting of the independent directors of STATS and the fairness opinion of the Independent Financial Adviser (IFA) to the Independent Committee. Please also refer to pages 72-74 of the Offer to Purchase for other effects of the Offer on your shares.

13.	I am happy to answer any questions that you may have now or we can call you back at a convenient time. You may also feel free to call us at 1800 889-2638 (within Singapore) or 65 6889-2638 (from overseas) between now until the end of the Offer should you have any other questions.